UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LEE ENTERPRISES, INCORPORATED

(Name of Issuer)

Class B Common Stock, $2.00 par value

(Title of Class of Securities)

52 37 68 208

(CUSIP Number)

August 24, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)
[	] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 52 37 68 208

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

                              Lee Endowment Foundation, 42-1074052

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	N/A

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	Iowa not-for-profit corporation

Number of Shares Bene- ficially by Owned by Each Reporting Person With	5.	Sole Voting Power	437,648
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	437,648
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	437,648

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	7.6%

12.	Type of Reporting Person (See Instructions)	CO

Item 1.

(a) Name of Issuer:
Lee Enterprises, Incorporated, a Delaware corporation

(b) Address of Issuer's Principal Executive Offices:

201 North Harrison Street, Suite 600, Davenport, IA 52801-1924.

Item 2.

(a) Name of Person Filing:

Lee Endowment Foundation, an Iowa not-for-profit corporation ("LEF")

(b) Address of Principal Business Office or, if none, Residence:

LEF c/o First Citizens National Bank, 2601 Fourth Street, P.O. Box 1708, Mason City, IA 50402

(c) Citizenship: Iowa not-for-profit corporation

(d) Title of Class of Securities: Class B Common Stock, $2.00 per value

(e) CUSIP Number: 52 37 68 208

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

                (a) Amount Beneficially Owned: 437,648

(b) Percent of Class:	7.6%

(c) Number of Shares as to which the person has:

(i) sole power to vote or direct the vote:	437,648
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 437,648
(iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 8th day of January 2010.

LEE ENDOWMENT FOUNDATION

By:
C. D. Waterman III, Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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